

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2014

Via E-mail
Mark L. Mandel, Esq.
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, NY 10005-1413

Re: Augusta Resource Corp.
Amended Schedule TO-T filed by HudBay Minerals, Inc.
Filed March 28, 2014
File No. 005-82241

Dear Mr. Mandel:

We have reviewed your filing and have the following comments:

General

1.   Although you say in your response to prior comment 1 that you submitted a letter on March 24, 2014 in response to the comments we issued on March 13, 2014, it appears that letter has not been filed as correspondence on EDGAR. Please file such letter accordingly.

2.   Please clarify what you mean by your statement that you will submit an application for a cease trade order "in due course," particularly given that your offer is currently scheduled to expire in less than one week and you are unable to take up tendered shares unless the rights plan is no longer in effect.

Item 10. Financial Statements

3.   Your response to prior comment 5 indicates that you are in the process of preparing the revised pro forma financial statements reflecting the amended terms of the Offer without a minimum tender condition. We may have further comments after the revised pro formas are filed. Also, given the timing of such an amendment relative to the current expiration date for your offer, please tell us what consideration you have given to extending the offer so that shareholders have time to consider the new disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Please contact Christina Chalk, Senior Special Counsel, at (202) 551-3263 or me at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Adviser
Office of Mergers and Acquisitions